Blockchain of Things, Inc.

747 3rd Avenue

New York, NY 10017

August 31, 2020

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Susan Block

Re: Blockchain of Things, Inc.

Form 10-12G

Filed June 1, 2020

File No. 000-56170

Dear Ms. Block:

Blockchain of Things, Inc., (the “Company”) is providing this response as additional supplemental information to our prior correspondence to comment number 19. Here is further clarification to address the following.

  To further address the reference to the platform being both fully functional and being actively [regularly] used by two customers during the token offering period.

GE Global Research started using Catenis in February 2017. Due to the sensitive nature of what Global Research does they never disclosed how they were using the product. At most, we knew they were using the messaging capability and blockchain anchoring functionality.

ISMS purchased and started using the product in March 2017. After using the product for a year, they chose to renew their license a year later. They were using Catenis platforms APIs embedded it in their product for the National Standards Foundation.

After our initial meeting with the SEC Staff in Washington D.C., the staff requested the contact information of the Director of Global Research for GE and the CEO of ISMS. Later we would receive a call from each of them letting us know they spoke to individual(s) from the Staff. We are not aware of the conversation that transpired only that they confirmed to the staff that they were using our product.

  To further address the statement in response #19 and the f/s footnote that “Due to the significant hurdles in developing the BCOT Token Project, technological feasibility had not been established at the time of the token issuances and, therefore, all of the Company’s development costs were expensed.”

The referenced statement is in regard to whether software development costs incurred should be capitalized or expensed during 2018 or 2019 and not to the state of the technology at the time of the BCOT token issuance and the accounting for the token sales under ASC 606. We understand that this statement can be misinterpreted and have since modified the language in our Q2 2020 10Q filing.

The financial statements were prepared in 2020 and we were referring to the technology and its sales outlook (whether costs would be recoverable and would not be immediately impaired (ASC 350-40-35-1)) at the time of development (prior to the offering) and the offering, inclusive of the subsequently issued SEC recession letter, which hindered the sales outlook. As such, based on the uncertainty of the recoverability of the costs incurred, all development costs were expensed as incurred. Development costs subsequent to the offering have been limited, as can be seen in the 2019 and Q1/Q2 2020 P&L expenses.

In Q2 2020, we have presented Software Development Costs, as follows:

Development Costs

The Company has developed and continues to enhance Catenis, a platform, or web services layer, designed to improve upon existing blockchain technology, including its security and ease of use. The technology could primarily assist with four blockchain-based services: 1) message transmission, 2) message logging, 3) digital asset generation, and 4) digital asset transfer. Due to the significant hurdles during development of Catenis, technological feasibility had not been established and, therefore, all of the Company’s development costs were expensed.

ASC 985-20 applies to development costs for software that the vendor intends to sell, lease, or market separately (i.e., within the scope of ASC 985-605) or as part of a product. Software that is not intended to be sold, leased, or marketed separately or as part of a product should be accounted for in accordance with the guidance for internal-use software in ASC 350-40, including software used in providing services to a customer when the underlying software is not feasibly obtainable by the customer as discussed in ASC 985-20-15-5. As BCoT licenses the software to customers, BCoT is obligated to host the software for the customer and thus, we have applied ASC 350.

In order to develop the Catenis platform, BCoT incurred internal and third party software development costs. The company’s accounting policy, which is consistent with our interpretation of ASC 350-40 - Internal-Use Software, is as follows:

•	Preliminary Project Stage - All costs should be expensed
•	Application Development Stage – Capitalizable costs should be capitalized if “it is probable that the project will be completed and the software will be used to perform the function intended”
•	Post-Implementation/Operation Stage – Maintenance costs are expensed while costs that add additional functionality should be assessed for capitalization considering the guidance within the Application Development Stage

Throughout the Application Development Stage of either Catenis Enterprise or any additional functionality/add-ons added, it was never probable that the associated project would be completed and the software would be used to perform the function intended (i.e. licensed to customers in a way that would recoup at least all of the costs incurred and would not be immediately impaired (ASC 350-40-35-1) given the nature of the business as a early stage technology company in a developing industry, supported by the following:

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1.	Lack of customer pipeline - Only one paying customer has been generated to date, outside of the Token sales (support for expensing costs through 2018)
2.	Blockchain technology is a developing industry.
3.	During the Token Presales, BCoT sold 378 licenses as part of a promotion. These licenses were provided to all individuals who purchased USD $10,000.00 and above of BCOT tokens. Licenses carry a 1-year term and a customer can choose to exercise the use of the license within a 3-year time span from when the license was issued. However, it is currently unlikely that any of these licenses will be used due to the following:
a.	Not a single customer to-date has chosen to exercise the right to use the license
b.	All of the license holders have a right to participate in the SEC rescission offer which would invalidate the sale of the licenses to any participant.
4.	The SEC order further impacted the potential to generate revenue from the software and is ultimately impeding BCoT’s ability to survive (support for expensing costs during 2019).
5.	Lack of marketing spend to promote the software to date and possibly requiring an additional capital raise to appropriately market the product, which is difficult due to the SEC order and possible liability to BCOT token purchasers.

Lastly, if we were to capitalize any of the costs, the accounting and administrative burden could become cumbersome because of the existence of triggering events for potential impairment (the lack of customers from 2017 to 2019 and that BCoT may have to pay back all of the money they raised from BCOT token sales due to the SEC order). Thus, we would have to perform an impairment assessment. We concluded that software expenses should not be capitalized in 2018 and 2019, and instead expensed.

•	To further address the four footnotes in our white paper - FN 20, 22, 47 and 49 – that indicate certain functionality had not been developed.

None of the items footnoted represented that the platform was not production-ready, commercially viable, and fully functional. Each footnote was placed in the white paper as a transparent disclosure addressing additional offerings we were considering which would not be available at the time the white paper was released that may be of interest to the reader. The Catenis platform has and had a robust set of capabilities that includes 26 API methods each of which provides on average 9 services totaling 209 platform services the customer can use.

FN 20 – “The gateway functionality referred to in this section relates to functionality that has not yet been developed and is expected to be developed in 2018 or thereafter. Please refer to the Development History and Timeline available on the Blockchain of Things BCOT token website.”

At the time of writing the White Paper and today, we have always been a pure software product. The gateway that is referred to in this footnote would be a completely separate piece of hardware as a product preinstalled with Catenis. One day we would like to also sell a physical hardware unit preinstalled with Catenis. The perfect analogy would be: buying the Windows Operating System and

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installing it on any hardware vs buying a Microsoft laptop with the Windows Operating system pre-installed. While a manufacturer could choose the best hardware components to optimize their software (AKA how Apple Mac computers are designed) installing the operating system on generic computers does not impede the commercial viability or functionality of the operating system at all. The gateway would be a completely separate hardware product that would come with Catenis pre-installed. Not having the hardware gateway does not affect the functionality of the platform which was production ready and commercially available for purchase.

FN 22 – “The completion of the complete system state encoding referred to in this section relates to functionality that has not yet been developed and is expected to be developed in 2018 or thereafter. Please refer to the section captioned “Q1 2018 and beyond” in the Development History and Timeline document available on the Block- chain of Things BCOT token website.”

Every software product manages the system state (user session state and system state). How the state is managed is a technical nuance as there are many ways to control state depending on how the software is designed. Software products would not be functional if it was not able to transparently handle session state for a user or a connected external system (app). There was an idea that we could transfer the platforms session state which has always been controlled by our platform (as is done by all existing commercially viable software products) to be controlled outside of our platform by the trusted 3rd party blockchain. We have always handled the application state at our 2nd layer platform or else the software would not work. Having application objects and state controlled at either our layer or the underlying blockchain would not change the functionality of the system in the slightest. The system state is something that is transparent to the user and how it is handled is a technical nuance and does not alter the functionality, use, or commercial viability of a product.

FN 47 – “The enhanced smart asset capabilities this section relates to functionality that has not yet been developed and is expected to be developed in 2018 or thereafter. Please refer to the section captioned “Q1 2018 and beyond” in the Development History and Timeline document available on the Blockchain of Things BCOT token website.”

Using Catenis one can create smart assets, which are digital atomic units that can represent anything the users like. While we call them “smart assets” they are typically referred to as "tokens" or "non-fungible tokens." The difference is tokens generated within our system can be attached to content (documents, movies, songs, etc.) it adheres to our permission right control layer, triggers notification within the platform, they can be set to expire, etc. The white paper spoke about a specific single additional feature to an already existing powerful subset of our platform. The enhancement referred to in the white paper is “the ability to pay a fee to a specific address each time the smart-asset is transferred”. Saying at the time that we have intentions to add a single point enhancement to an already existing robust set of smart asset functionality (note: smart assets capabilities is a minor subset of the products overall functionality) does not mean the robust platform is not fully functional, production-ready or commercially viable nor does not means that the many features of our smart assets are not fully functional and production-ready.

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FN 49 – “The Catenis Enterprise app store relates to functionality that has not yet been developed and is expected to be developed in 2018 or thereafter. Please refer to the section captioned “Q1 2018 and beyond” in the Development History and Timeline document available on the Blockchain of Things BCOT token website.”

Similar to the gateway the app store would be a completely separate offering akin to an online app store. Catenis is a software development and integration platform. It would be nice to provide to our users a separate and distinct repository that they could upload Catenis pre-built code snippets and apps our userbase built that they can share and/or sell. This has zero to do with the platform’s commercial viability as an app store is completely external to the Catenis platform and toolset. Having or not having an app store in no way enhances or detracts from the platform’s functionality or production-ready capabilities.

  Presently there are no additional commitments by the company that would be deemed critical (other than, say, routine patches, etc.) to the functionality of the platform; thus, preventing it from core functionality at the time of the ICO.

At the time of the token sale, the core functionality of the product was production-ready as experienced by GE Global Research and ISMS. ISMS renewed their license for a second consecutive year prior ot the public sale. There was no additional feature that would need to be built to allow a customer to gain the needed functionality of the platform for commercial use.

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